GUARANTEED EMPLOYMENT AGREEMENT

This Guaranteed Employment Agreement ("GEA" or "Agreement") is made by and between New World Technologies, Inc., a Delaware corporation (the "Company"), and Hank Tucker, an individual residing at 17 School St. ("Executive"), to be effective on October 18, 2018 (the "Effective Date").

WHEREAS

The Board of Directors of the Company ("Board") has unanimously agreed to and invited the Executive to join the Board as the Chairman with voting authority, and the Board has further recommended that the Executive become the Company's CEO, to encourage the Executive's attention and dedication to the Company as a member of the Company's Board and executive management teams, in the best interests of the Company and its shareholders;

AND

The Executive has accepted the Board's offer and invitation to join as a member as the Chairman of the Board and the CEO of the Company;

AND

The Company and Executive desire to enter into this Agreement to set forth the terms and conditions on which Executive is employed by the Company from and after the Effective Date, as follows:

This Agreement contemplates that Executive will be a key employee of the Company. As such, the Company will continue to make available to Executive confidential information and continue to make a substantial investment in Executive for the benefit of the Company and its shareholders. The Company and Executive recognize that the goodwill derived therefrom is a valuable asset of the Company. The Company and Executive agree that such confidential information and goodwill are entitled to protection during the term of this Agreement and for a reasonable time thereafter. The Company acknowledges that Executive brings to the Company his experience and his non-confidential general knowledge of the medical device industry.

The Company and Executive are sophisticated business persons. Each has had the opportunity to be advised by counsel with respect to this Agreement, including the post-termination restrictions, and acknowledges that these restrictions are appropriate protection of the Company's confidential information and goodwill and that Executive

has entered into this Agreement fully knowing the effect of such restrictions and voluntarily accepting the restrictions, which the parties believe to be reasonable in temporal and geographic scope.

Now, therefore, for good and valuable consideration, the receipt and sufficiency of such consideration being hereby acknowledged, and for and in consideration of the mutual promises, covenants, and obligations contained herein, Company and Executive agree as follows:

1. Employment. The Company shall employ Executive as CEO, and Executive hereby accepts such employment, on the terms and conditions set forth in this Agreement.

2. Term. Unless earlier terminated pursuant to Section 12 or renewed as provided in Section 11, this Agreement and Executive's employment shall terminate at 12:01 a.m. on October 18th, 2023. The period from the Effective Date to termination of Executive's employment with the Company for any reason during the initial period or as may be extended shall be the "Employment Period."

3. Duties. During the Employment Period, Executive agrees to devote his energy, attention, abilities, and productive time to the diligent performance of the duties and responsibilities ordinarily required of a CEO of a publicly traded company and such other duties and services on behalf of the Company, consistent with his position and customary duties as CEO, as may from time to time be assigned to him by the Board. The Executive agrees and acknowledges that the Executive owes fiduciary duties to the Company and will act accordingly. It is expressly understood by all parties and unanimously approved by the Board that during the Engagement Period, the Executive shall report directly to the Executive Chairman of the Board, and have management control as customary with a CEO.

4. Board Member. Executive shall be nominated for and elected to and shall serve on the Board throughout the Employment Period; provided, however, that Executive's resignation as a member of the Board shall not be considered a default by Executive under this Agreement and shall not result in any reduction of Executive's compensation or benefits hereunder or any other adverse consequence to Executive, and upon any such resignation the Company shall have no further obligation to cause Executive to be nominated or re-elected to the Board.

5. Outside Business Activities. Executive shall allocate all hours standard and customary with a position as a full time CEO of a public company. Executive may participate in other companies on his own time as long as they don't compete with the company on a direct or indirect basis.

6. Salary.

(a) Base Salary. For all services rendered by Executive during the Employment Period, including compensation that Executive would otherwise be eligible to receive as the Chairman of the Board, the Company shall pay Executive as of the Effective Date a base salary of (See Exhibit A) This amount shall be payable in equal installments, in arrears, according to the Company's customary payroll practices, less all amounts required to be held by federal, state, or local law, and all applicable deductions authorized by Executive or required by law. Executive has the option to carry Medical and be paid as a "1099" till the 1st of 2019. The compensation committee of the Board (the "Compensation Committee") shall meet at least annually to review Executive's Base Salary and other compensation. The Base Salary, at the discretion of the Compensation Committee, may be increased but may not be decreased during the Employment Period.

(b) Deferred Payment. Notwithstanding Section 6(a) above, in the event that the Monthly Cash Flow of the Company for any month during the first Twelve (12) months following the Effective Date is insufficient to pay the Base Salary installment(s) for that month, then the Company shall have the right to suspend its obligation to pay such installment(s) during that month (a "Deferred Payment"); provided that the Company's right to suspend payment of a Deferred Payment may be exercised by the Company no more than two (2) times during the Twelve (12) months following the Effective Date. Deferred Payment(s) shall be due and payable on or before the first anniversary of the Effective Date. The term "Monthly Cash Flow" means the cash flow of the Company for a calendar month, calculated pursuant to the Company's normal accounting practices. To exercise its right to suspend payment of a Deferred Payment, the Company, prior to the due date of the applicable installment, must deliver to Executive a written notice that states that the Company (i) is exercising its right to suspend payment of a Deferred Payment under this Section 6(b), and (ii) acknowledges that the Deferred Payment shall be due and payable on or before the first anniversary of the Effective Date.

7. Annual Bonus Opportunity. During the Employment Period, Executive shall be eligible to earn a bonus payable within a reasonable period following the end of each of the Company's fiscal years (or at such other earlier times during the year as determined by the Compensation Committee) (the "Annual Bonus") based on the achievement of certain bonus objectives (the "Bonus Objectives"), which shall be reasonably determined in good faith by the Compensation Committee and approved by the Board within the first ninety (90) days of each such fiscal year after consultation with the Executive. The Bonus Objectives shall be based primarily on objective measures of Company financial performance and may include more qualitative measures, such as Executive's contributions to the Company or development as a leader, as to which the

Compensation Committee must make a good faith assessment of the extent of Executive's achievement. The minimum Annual Bonus for achievement of a majority of Bonus Objectives will be one hundred percent (100%) of the Base Salary paid in such fiscal year (or pro rata as to any portion of the fiscal year) (the "Target Bonus Amount"), but the actual amount of the Annual Bonus may exceed the Target Bonus Amount based on overachievement of the Bonus Objectives as adopted by the Compensation Committee. If awarded, the Annual Bonus for a fiscal year shall be paid in the fiscal year following such fiscal year after the Compensation Committee determination of the achievement of the Bonus Objectives, but no later than the 15th day of the third month of such subsequent fiscal year, and shall be subject to all amounts required to be withheld by federal, state, or local law and all applicable deductions properly authorized by Executive or required by law.

8. Benefits. Executive shall be eligible for the following benefits:

(a) Car Allowance - Executive shall be provided One Thousand Two Hundred Dollars ($1,200) monthly for car expenses, which amount does not include reasonable business-related expenses, including but not limited to gas, parking fees, car maintenance, etc.

(b) Indemnification and D&O Insurance. Executive will be provided indemnification to the maximum extent permitted by the articles of incorporation or bylaws of the Company and its subsidiaries and affiliates, with such indemnification to be on terms determined by the Board or any of its committees, but on terms no less favorable than those provided to any other Company executive officer or director and subject to the terms of any separate written indemnification agreement. Additionally, commencing on the Effective Date and continuing throughout the Employment Period and for five (5) years thereafter, the Company shall maintain directors and officers ("D&O") liability insurance coverage with such deductibles and limits as are reasonable and customary for similar publicly traded companies. The premiums for such D&O liability insurance coverage shall be paid by the Company, and the Company shall include Executive under such D&O coverage. The Company shall furnish Executive with a copy of such policy and all renewals as proof of such coverage.

(c) All welfare benefit plans generally applicable to employees or senior executives of the Company, subject to the general eligibility requirements of such plans. The Company shall have the right to amend, modify or terminate any such plans from time to time at its discretion; provided that such action is generally applicable to all employees.

(d) Company-paid Key man life insurance shall be applied for within the first six months of Executive's employment.

(a) Reimbursement of all actual, reasonable and customary business expenses (taking into account the duties and responsibilities of the CEO) incurred during the Employment Period by the Executive in performing services for the Company, including all expenses of travel on business; provided that such expenses are incurred and accounted for in accordance with policies and procedures established by the Company. Executive shall submit to the Company accounts and records of each such expense within thirty (30) days after the later of (i) Executive's incurrence of such expense or (ii) Executive's receipt of the invoice for such expense. If such expense qualifies for reimbursement, then the Company shall reimburse Executive for the expense within thirty (30) days thereafter. In no event will such expense be reimbursed after the close of the calendar year following the calendar year in which that expense is incurred. The amount of reimbursement to which Executive may become entitled in any one calendar year shall not affect the amount of expenses eligible for reimbursement hereunder in any other calendar year. Executive's right to reimbursement cannot be liquidated or exchanged for any other benefit or payment.

(b) Fringe benefits and perquisites (including but not limited to reasonable vacation which shall be no less than four (4) weeks per calendar year) in accordance with the plans, practices, programs, and policies of the Company from time to time in effect and which are commensurate with the Executive's position.

2. Equity Compensation. Within one hundred twenty (120) days after the effective date of the Company's common shares being listed on OTCQB / and execution of this Agreement, Executive shall be provided Two Million (2,000,000) restricted shares of the Company. Executive shall also be entitled to receive equity awards as may be determined from time to time at the discretion of the Compensation Committee and approval by the Board of Directors.

3. Confidential Information. During the Employment Period, the Company will provide Executive with trade secrets and confidential information, knowledge and data relating to the business of the Company or to the business of other entities with which the Company has a confidential relationship (collectively referred to as "Confidential Information"). The Executive shall hold in a fiduciary capacity for the benefit of the Company all Confidential Information obtained by the Executive during the Executive's employment by the Company and which shall not have been or hereafter become public knowledge (other than by acts by the Executive in violation of this Agreement).

The Executive agrees to return all Confidential Information within ten (10) days, including all photocopies, extracts and summaries thereof, and any such information stored electronically on tapes, computer disks or in any other manner to the Company at any time upon request by the Company and upon the termination of his employment

for any reason. Except as may be required or appropriate in connection with carrying out his duties under this Agreement and in furtherance of the Company's business, Executive shall not, without the prior written consent of the Company or as may otherwise be required by law, or as is necessary in connection with any adversarial proceeding against the Company (in which case Executive shall use his reasonable best efforts in cooperating with the Company in obtaining a protective order against disclosure by a court of competent jurisdiction), communicate or divulge any such Confidential Information to anyone other than the Company and those designated by the Company or on behalf of the Company. Notwithstanding the foregoing, the Executive may retain, upon termination of employment, information and documents of a purely personal nature relating to compensation and benefits accrued during the Employment Period.

11. Renewal. Commencing on September 1st, 2023, this Agreement and the Employment Period shall automatically be extended for a period of Two (2) years (i.e., on September 1st, 2023, the Employment Period will be extended to 12:01 a.m. on September 1st, 2025, unless notified otherwise by the Board thirty (30) days prior to such renewal.

12. Early Termination. Notwithstanding the Employment Period established in Section 2 or any renewal or extension thereof, Executive's employment hereunder and this Agreement may be terminated as follows:

(a) Death. Executive's employment hereunder shall terminate upon his death.

(b) Disability. The Company may terminate the Executive's employment for disability if each of the following are true: (i) as a result of the Executive's incapacity due to physical or mental illness, the Executive shall have been absent from the full-time performance of his duties hereunder for a period of ninety (90) consecutive days; (ii) it is reasonably expected that the Executive will be eligible for long-term disability benefits under a Company-sponsored disability plan; and (iii) the Executive shall not have returned to the full performance of his duties hereunder on a full-time basis following the later of thirty (30) days after written notice is given or the end of the ninety (90) day period.

(c) Termination by the Company for Cause. The Company may terminate the Executive's employment for Cause upon a resolution duly adopted by the majority vote of the entire membership of the Board. For purposes of this Section 12l, "Cause" shall mean (i) Executive's material breach of any provision of this Agreement, (ii) Executive's willful conduct which is demonstrably and materially injurious to the Company's reputation, financial condition, or business relationships, (iii) Executive's fraud,

dishonesty, or misappropriation involving the Company's assets, business, customers, suppliers, or employees, or (iv) Executive's conviction of, or plea of guilty or nolo contendere to a felony. If the Company proposes to terminate Executive's employment due to Executive's material breach of this Agreement, Executive shall be given written notice of such intention (along with a detailed description of the alleged cause of termination) and an opportunity over the course of a thirty (30) day period to "cure" the alleged cause of termination, at which time the Company shall be required to provide Executive with written notice of its acceptance of such cure.

(d) Termination by Executive for Cause. Executive may terminate this Agreement for Cause by giving the Company thirty (30) days prior written notice of termination. For purposes of this Section 12(d), "Cause" shall mean and include the Company's breach or failure to perform any of its material obligations under this Agreement. If Executive proposes to terminate this Agreement under this Section 12(d), this Agreement shall terminate automatically at the end of the prescribed thirty (30) day period (and the Company would be liable for all compensation under Section 13 of this Agreement) unless the Company has cured, to the reasonable satisfaction of Executive and his attorneys.

(e) In the event of the Executive's termination, the Executive and the Company, including its directors, officers, employees, representatives, attorneys, and agents shall refrain from making any public or private statement with respect to one another (including, as to the Executive, any statement with respect to the directors, officers, employees, representatives, attorneys, and agents of the Company) which is derogatory or may tend to injure such person in its or their business or public or private affairs. The foregoing obligations shall not apply to information required to be disclosed or requested by any governmental agency, court or stock exchange, or any law, rule or regulation.

(f) If, in connection with the Executive's termination of employment with the Company, the Company determines to issue a press release or a press release is required by law, the Company agrees to provide a copy of the press release to the Executive by e-mail or facsimile to review and comment on in advance of its publication.

13. Compensation upon Termination. In the event Executive's employment and this Agreement are terminated upon expiration of the Employment Period (including any extension) or as provided under Section 12 hereof, the Company shall pay to Executive or his estate: (i) the Executive's Base Salary through the date of termination, and (ii) any other amounts due the Executive as of the date of termination, in each case to the extent not previously paid. The Company shall also provide additional compensation (the "Severance Benefits") as provided below.

(a) Early Termination. If Executive's employment is terminated prior to the expiration of the Employment Period for any reason other than a termination for death or disability pursuant to Sections 12(a) and 12(b) respectively or for Cause by the Company pursuant to Section 12(c) above, or voluntarily terminated by Executive without Cause as defined in Section 12(d), then the Company shall pay to Executive immediately upon termination a lump sum payment in cash pursuant to the following schedule:

Year 1 Base Salary (See Exhibit A) x 5	If termination occurs prior to the first anniversary of the Effective Date
Year 2 Base Salary x 4	If termination occurs on or after the first anniversary and prior to the second anniversary of the Effective Date
Year 3 Base Salary x 3	If termination occurs on or after the second anniversary and prior to third anniversary of the Effective Date
Year 4 Base Salary x 2	If termination occurs on or after the third anniversary and prior to fourth anniversary of the Effective Date
Year 5 Base Salary x 1	If termination occurs on or after the fourth anniversary of the Effective Date

(b) Death or Disability. Upon termination of Executive's employment pursuant to Sections 12(a) or (b) hereof, and notwithstanding any restrictions on Executive's time-based vesting equity awards, including restricted stock, stock options, and performance-vested shares, the unvested portion of each such award shall vest immediately and the award shall be immediately tradable or exercisable, as the case may be. Thereafter, the Company shall have no further obligations to the Executive or his estate other than as may be required by law. This shall not include unpaid and accrued salary and bonus.

(c) Healthcare. Provided Executive and/or his eligible dependents timely elect to continue their healthcare coverage under the Company's group health plan pursuant to the Consolidated Omnibus Reconciliation Act ("COBRA"), the Company shall reimburse Executive for the costs he incurs to obtain such continued coverage for himself and his eligible dependents for a period of eighteen (18) months measured from the termination date. In addition, the Company shall reimburse Executive for the costs he incurs to obtain continued coverage for himself and his eligible dependents substantially equivalent to the Company's group healthcare benefits for an additional period of up to Six (6) months thereafter, provided that the Company's obligations during this Six (6) month period shall not exceed 100% of the Company's applicable

COBRA premiums for similarly situated COBRA beneficiaries. In order to obtain reimbursement for such healthcare coverage costs, Executive shall submit appropriate evidence to the Company of each periodic payment within thirty (30) days after the payment date, and the Company shall within thirty (30) days after such submission reimburse Executive for that payment. During the period such healthcare coverage remains in effect hereunder, the following provisions shall govern the arrangement: (a) the amount of coverage costs eligible for reimbursement in any one calendar year of such coverage shall not affect the amount of coverage costs eligible for reimbursement in any other calendar year for which such reimbursement is to be provided hereunder; (ii) no coverage costs shall be reimbursed after the close of the calendar year following the calendar year in which those coverage costs were incurred; and (iii) Executive's right to the reimbursement of such coverage costs cannot be liquidated or exchanged for any other benefit. To the extent the reimbursed coverage costs constitute taxable income to Executive, the Company shall report the reimbursement as taxable W-2 wages and collect the applicable withholding taxes, and any remaining tax liability shall be Executive's sole responsibility, provided that the reimbursed coverage costs shall not be considered as taxable income to Executive if such treatment is permissible under applicable law.

(d) The Severance Benefits payable to Executive under Section 13 shall be in lieu of any other severance benefits to which the Executive may otherwise be entitled upon his termination of employment under any severance plan, program, policy, practice or arrangement of the Company. Payment of the Severance Benefits herein is contingent upon (i) Executive's execution of a full and complete release within twenty-one (21) days (or forty-five (45) days if such longer period is required under applicable law) after the date of termination and such release becoming effective and enforceable in accordance with applicable law after the expiration of any applicable revocation period and (ii) resignation from the Board as of the date of termination. The company may elect to carry an insurance plan to cover such a situation.

14. <u>Change of Control</u>.

(a) In the event a Change of Control of the Company occurs during the Employment Period, each equity award then outstanding, including all stock options, restricted stock, phantom stock, and other equity awards, shall automatically vest in full, and all performance criteria, if any, applicable to any such award shall be deemed to have been met at the maximum level. In addition to the foregoing and irrespective of whether Executive is entitled to Severance Benefits pursuant to Section 13, if a Change of Control occurs during the Engagement Period, then the Company shall pay to Executive immediately upon such Change of Control a lump sum payment in cash in an amount equal to 2.99 times the Executive's annualized includible compensation for the

period consisting of the most recent five (5) taxable years ending before the date on which the Change of Control occurs.

(b) For purposes of this Agreement, a "Change of Control" of the Company shall mean:

(i) the acquisition by any "person," as such term is used in Sections 11(d) and 12(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other than the Company, a subsidiary of the Company or a Company employee benefit plan, of "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company which, together with any securities held by the person, represents 50% or more of the combined voting power of the Company's then outstanding securities entitled to vote.

(ii) the consummation of a reorganization, merger, consolidation or other form of corporate transaction or series of transactions, in each case, with respect to which persons who were the shareholders of the Company immediately prior to such reorganization, merger or consolidation or other transaction do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company's then outstanding voting securities in substantially the same proportions as their ownership immediately prior to such event; or

(iii) the closing of a sale or disposition by the Company of all or substantially all the Company's assets, either in one transaction or a series of related transactions; or

(iv) during any twelve (12) month period, a change in the composition of the Board, as a result of which less than a majority of the directors are Incumbent Directors. "Incumbent Directors" shall mean directors who either (A) are directors of the Company as of the Effective Date, or (B) are elected, or nominated for election, thereafter to the Board with the affirmative endorsement of at least a majority of the Incumbent Directors at the time of such election or nomination, but "Incumbent Director" shall not include an individual whose election or nomination is in connection with (i) an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or an actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board or (ii) a plan or agreement to replace a majority of the then Incumbent Directors; or

(v) the approval by the Board or the stockholders of the Company of a complete or substantially complete liquidation or dissolution of the Company.

15. Post-Termination Restrictions. The Executive agrees and acknowledges that the Company has a substantial and legitimate interest in protecting the Company's Confidential Information and goodwill. The Executive and the Company further agree and acknowledge that the provisions of this Section are reasonably necessary to protect the Company's legitimate business interests and are designed to protect the Company's Confidential Information and goodwill during the Employment Period and for a period following the Employment Period (such period following the Employment Period, the "Restricted Period").

(a) Non-Competition. If the Executive's employment is terminated prior to the expiration of the Employment Period for Cause by the Company pursuant to Section 12(c) above or voluntarily terminated by the Executive without Cause as defined in Section 12(d), or if the Executive receives the Severance Benefits in full in accordance with Section 13, Executive represents, covenants and agrees that for a period of two (2) year(s) from the termination of his employment with the Company, he will not (i) directly or indirectly engage in competition with the Company within the United States as long as the Company engages in like business therein, (ii) serve as an officer, director, agent, consultant or independent contractor with any direct competitor of the Company as long as the Company engages in like business therein, or (iii) be employed in a similar capacity by or have an ownership or financial interest of over 5% in a business similar to that of the Company as long as the Company engages in like business therein (the "Non-Competition Covenant"); provided, however, that the Company may, in its sole discretion, elect to pay Executive a lump sum amount on the last day of the Employment Period equal to 1/12 of the sum of Executive's Base Salary.

(b) Non-Solicitation. If the Executive's employment is terminated prior to the expiration of the Employment Period for Cause by the Company pursuant to Section 12(c) above or voluntarily terminated by the Executive without Cause as defined in Section 12(d), or if the Executive receives the Severance Benefits in full in accordance with Section 13, the Executive represents, covenants and agrees that for a period of two (2) year(s) from the termination of his employment with the Company, he will not solicit and contact customers and employees of the Company as long as the Company engages in like business therein.

16. Publicity.

(a) the Company may use, and hereby grants the Company the nonexclusive and worldwide right to use, the Executive's name, picture, likeness, photograph, signature or any other attribute of the Executive's persona (all of such attributes are hereafter collectively referred to as "Persona") in any media for any advertising, publicity or other purpose at any time, during the Employment Period;

(b) such use of his Persona will not result in any invasion or violation of any privacy or property rights the Executive may have;

(c) Executive will receive no additional compensation for the use of his Persona; and

(d) any negatives, prints or other material for printing or reproduction purposes prepared in connection with the use of his Persona by the Company shall be and are the sole property of the Company.

17. Indemnification. If Executive is made a party to or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, or trustee of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, or trustee or in any other capacity while serving as a director, officer, or trustee, then Executive shall be indemnified and held harmless by the Company to the fullest extent authorized by the State of New York General Corporate Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent such amendment permits the corporation to provide broader indemnification rights that such law permitted the corporation to provide prior to such amendment), against all expense, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) reasonably incurred or suffered by the Executive in connection therewith; provided, however, that, except with respect to proceedings to enforce his right to indemnification hereunder, the Company shall indemnify the Executive in connection with a proceeding (or part thereof) initiated by the Executive only if such proceeding (or part thereof) was authorized by the Board. Any amendment, modification, or repeal of any provision of the Company's Certificate of Incorporation, as amended, or the Bylaws of the Company, as such documents exist on the Effective Date, shall be deemed a material breach of this Agreement if such amendment, modification, or repeal would adversely affect Executive's right to indemnification by the Company.

18. Successors.

(a) This Agreement shall be binding upon the Company and any successor thereof (whether direct or indirect, by purchase, merger, consolidation or otherwise). As used in this Agreement, "Company" shall mean the Company as hereinbefore defined

and any successor to its business or assets or any entity which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law or by contract. The failure by the Company to obtain a satisfactory agreement in writing from any successor of the Company that requires such successor to assume and agree to perform the Company's obligations under this Agreement shall be deemed a material breach of this Agreement.

(b) This Agreement and all rights of the Executive hereunder shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributes, devisees and legatees. If the Executive should die while any amounts are payable to him hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive's devisee, legatee or other designee or, if there is no such designee, to the Executive's estate

19. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes any and all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, expressed or implied, by any person in respect of such subject matter. Any prior agreements of the parties hereto in respect of the subject matter contained herein are hereby terminated and canceled.

20. Enforcement of Agreement. No waiver of any action with respect to any breach by the other party of any provision of this Agreement shall be construed to be a waiver of any succeeding breach of such provision, or as a waiver of the provision itself. Should any provisions hereof by held to be invalid or wholly or partially unenforceable, such holdings shall not invalidate or void the remainder of this Agreement. Portions held to be invalid or unenforceable shall be enforced to the greatest extent permitted by law, and shall be revised and reduced in scope so as to be valid and enforceable, or, if such is not possible, then such portion shall be deemed to have been wholly excluded with the same force and effect as if the provision had never been included herein.

21. Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York, County of Suffolk without regard to its conflicts of law principles.

22. Notice. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally, or sent by nationally-recognized, overnight courier or by registered or certified mail, return receipt requested and postage prepaid, addressed as follows:

If to Executive:	Hank Tucker 17 School St. Westhampton Beach, NY 11978
If to the Company:	New World Technologies, Inc. 1363 Veterans Memorial Highway Suite 22 Hauppauge, NY 11788

or to such other address as any party may have furnished to the other in writing in accordance herewith. All such notices and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a telecopy, when the party receiving such telecopy shall have confirmed receipt of the communication, (c) in the case of delivery by nationally-recognized, overnight courier, on the business day following dispatch and (d) in the case of registered or certified mailing, on date actually received.

23. Section 409A.

(a) This Agreement is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, all provisions herein shall be construed and interpreted to comply with Code Section 409A and if necessary, any such provision shall be deemed amended to comply with Code Section 409A and the regulations thereunder. For purposes of this Agreement, "Separation from Service" shall mean Executive's separation from service as determined in accordance with Code Section 409A and the applicable standards of the Treasury Regulations issued there under.

(b) Notwithstanding any provision to the contrary in this Agreement, no payments or benefits to which Executive becomes entitled under this Agreement in connection with the termination of Executive's employment with the Company shall be made or paid to Executive prior to the earlier of (i) the first day of the seventh (7th) month following the date of Executive's Separation from Service due to such termination of employment or (ii) the date of Executive's death, if Executive is deemed, pursuant to the procedures established by the Board in accordance with the applicable standards of Code Section 409A and the Treasury Regulations thereunder and applied on a consistent basis for all non-qualified deferred compensation plans subject to Code Section 409A, to be a "specified employee" at the time of such Separation from Service and such delayed commencement is otherwise required in order to avoid a prohibited

distribution under Code Section 409A(a)(2). Upon the expiration of the applicable Code Section 409A(a)(2) deferral period, all payments deferred pursuant to this Section 23(b) shall be paid in a lump sum to Executive, and any remaining payments due under this Agreement shall be paid in accordance with the normal payment dates specified for them herein. In addition, if Executive is deemed to be a specified employee at the time of Separation from Service and there is an amount payable by Executive to the Company under the Relocation Policy (the "Relocation Amount"), then notwithstanding Section 13(e)(v), the following provisions shall apply: (i) the Company shall waive the requirement to repay the portion of the Relocation Amount up to the applicable dollar amount under Code Section 402(g)(1)(B), (ii) Executive shall repay to the Company any Relocation Amounts in excess of such limit (the "Repaid Amount") and (iii) upon the expiration of the applicable Code Section 409A(a)(2) deferral period, the Company shall pay to Executive the Repaid Amount in a lump sum together with interest for the period from the date of Executive's payment at the prime rate in effect on the date of such payment. The specified employees subject to a delayed commencement date shall be identified on December 31 of each calendar year. If Executive is so identified on any such December 31, he shall have specified employee status for the twelve (12) month period beginning on April 1 of the following calendar year.

24. Certain Additional Payments.

(a) Anything in this Agreement to the contrary notwithstanding, in the event that any payment, distribution or other action by the Company to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (but determined without regard to any additional payments required under this Section 24) (each a "Payment"), would be subject to an excise tax imposed by Section 4999 of the Code, or any interest or penalties are incurred by Executive with respect to any such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), the Company shall make a payment to Executive (a "Gross-Up Payment") in an amount such that, after payment by Executive of all taxes (including any Excise Tax) imposed upon the Gross-Up Payment, Executive retains (or has had paid to the Internal Revenue Service on his behalf) an amount of the Gross-Up Payment equal to the sum of (x) the Excise Tax imposed upon the Payments, plus (y) the product of (i) any deductions disallowed because of the inclusion of the Gross-Up Payment in Executive's adjusted gross income, multiplied by (ii) the actual applicable marginal rate of federal income taxation for the calendar year in which the Gross-Up Payment is to be made. For purposes of determining the amount of the Gross-Up Payment, Executive shall be deemed to pay federal income taxes at his actual marginal rates of federal income taxation for the calendar year in which the Gross-Up Payment is to be made.

(b) Subject to the provisions of Section 24(c), all determinations required to be made under this Section 24 (including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment, and the assumptions to be utilized in arriving at such determination) shall be made by, at Executive's election, either (a) the Company's independent public accountants or (b) a nationally recognized accounting firm appointed by Executive (with the consent of the Company, which consent shall not be unreasonably withheld or delayed) (in either case, the "Accounting Firm") which shall provide detailed supporting calculations both to the Company and Executive within fifteen (15) business days after the receipt of notice from Executive that there has been a Payment, or such earlier time as is requested by the Company. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Section 24, shall be paid by the Company to Executive within five (5) days after the receipt of the Accounting Firm's determination. If the Accounting Firm determines that no Excise Tax is payable by Executive, it shall furnish Executive with a written opinion that failure to report the Excise Tax on his applicable federal income tax return would not result in the imposition of a negligence penalty or similar penalty. Any determination by the Accounting Firm shall be binding upon the Company and Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made ("Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to this Section 24 and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred within fifteen (15) business days after the receipt of notice from Executive that there has been an Underpayment and any such Underpayment shall be paid by the Company to or for the benefit of Executive within five (5) days after the receipt of the Accounting Firm's determination.

(c) Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten (10) business days after Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which he gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall:

(i) give the Company any information reasonably requested by the Company relating to such claim,

(ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

(iii) cooperate with the Company in good faith in order effectively to contest such claim, and

(iv) permit the Company to participate in any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such claim, and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 24(c), the Company shall control all proceedings taken in connection with such contest and, at its reasonable option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall reasonably determine; provided, however, that if the Company directs Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to Executive, on an interest-free basis and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d) If, after the receipt by Executive of an amount advanced by the Company pursuant to Section 24(c), Executive becomes entitled to receive any refund with respect to such claim, Executive shall (subject to the Company's complying with the requirements of Section 24(c)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by Executive of an amount advanced by the Company pursuant to this Section 24, a determination is made that Executive shall not be entitled to any refund

with respect to such claim and the Company does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

(e) Subject to any earlier time limits set forth in this Section 24, all payments and reimbursements to which Executive is entitled under this Section 24 shall be paid to or on behalf of Executive not later than the end of the taxable year of Executive next following the taxable year of Executive in which he (or the Company, on his behalf) remits the related taxes (or, in the event of an audit or litigation with respect to such tax liability, not later than the end of the taxable year of Executive next following the taxable year of Executive in which there is a final resolution of such audit or litigation (whether by reason of completion of the audit, entry of a final and non-appealable judgment, final settlement, or otherwise)).

25. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument

26. Surviving Terms. The rights and obligations of the parties regarding the payment or provision of benefits set forth in this Agreement upon such termination and the rights and restrictions during the period after termination shall survive the termination of this Agreement.

27. Amendment or Modification. No provisions of this Agreement may be modified, waived, or discharged unless such waiver, modification, or discharge is agreed to in writing and signed by the Executive and such officer of the Company as may be specifically designated by the Board.

28. Withholding. All payments, compensation and benefits hereunder shall be subject to any required withholding of federal, state, and local taxes pursuant to any applicable law or regulation.

29. No Waiver. The Executive's or the Company's failure to insist upon strict compliance with any provision hereof or any other provision of this Agreement or the failure to assert any right that the Executive or the Company may have hereunder shall not constitute a waiver of such right to insist upon strict compliance in the future.

EXHIBIT A
BASE SALARY SCHEDULE

Year "1" – October 18th 2018 to January 1st 2019
($0.00) per month
– January 1st 2019 to May 1st 2019
Fifteen Thousand ($15,000) per month
– May 1st 2019 to January 1st 2020
Seventeen Thousand Three Hundred ($17,300) per month
Annually – One Hundred Eighty Thousand ($180,000)

Year "2" – Eighteen Thousand ($18,000) per month
Annually – Two Hundred Sixteen Thousand ($216,000)

Year "3" – Twenty Thousand ($20,000) per month
Annually – Two Hundred Forty Thousand ($240,000)

Year "4" – Twenty Two Thousand ($22,000) per month
Annually – Two Hundred Sixty Four Thousand ($264,000)

Year "5" – Twenty Five Thousand ($25,000) per month
Annually – Three Hundred Thousand ($300,000)

* * *

THIS PORTION INTENTIONALLY LEFT BLANK

EXECUTION PAGE FOLLOWS

* * *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

For the "COMPANY"

By: ______________________

Name: Andrew Fitzpatrick

Title: Chief Operating Officer/Director

Date: 10|18|18

For the "EXECUTIVE"

By: ______________________

Name: Hank Tucker

Date: 10/18/18